

20003650

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER

8- 38327

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/18___ AND ENDING ___12/31/18___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HUNNICUTT & CO LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

110 EAST 59TH STREET, 32ND FLOOR
                            (No. and Street)

NEW YORK, NY 10022
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WILLIAM HUNNICUTT   212-752-0200
                                              (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAINES AND FISCHER LLP
                    (Name - if individual, state last, first, middle name)

555 FIFTH AVENUE - SUITE 901 NEW YORK, NY 10017
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __WILLIAM HUNNICUTT__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __HUNNICUTT & CO, LLC__ , as of __DECEMBER 31__ , 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
President
Title

JAIME A. ROJAS
Commissioner of Deeds, City of New York
No. 4-6410
Certificate Filed in New York County
Commission Expires _____

_____
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Hunnicutt & Co., LLC

(SEC I.D. No. 8-38327)

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

FOR THE YEAR ENDED DECEMBER 31, 2018

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AND

REVIEW REPORT REGARDING EXEMPTION PROVISIONS

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE   TEL. 212 953 9200
9TH FLOOR   FAX. 212 953 9366
NEW YORK, NY 10017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of Hunnicutt & Co., LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hunnicutt & Co., LLC (the "Company"), as of December 31, 2018, and the related statements of income, cash flows, and changes in member's equity for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and schedule of computation of net capital under SEC Rule 15c3-a, collectively referred to as the financial statements. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule of Computation of Net Capital and Statement of Changes in Liabilities Subordianted to Claims of General Crediors has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of management of the Company. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017.

Raines & Fischer LLP

New York, New York
February 28, 2019

HUNNICUTT & CO., LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$ 165,400
Prepaid expenses	7,327
Total Assets	$ 172,727

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$ 27,939
Due to Member	21,963
Total Liabilities	49,902
Contingencies	-
Member's equity and Loans	122,825
Total Liabilities and Member's Equity	$ 172,727

The accompanying notes are an integral part of these financial statements.

HUNNICUTT & CO., LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2018

Revenues:

Fee income	$ 622,707
Interest	263
Total Revenues	622,970

Expenses:

Legal	9,244
Accounting	9,466
Office supplies and postage	5,463
Rent	48,425
Retirement Plan Contribution	50,000
Communication	6,859
Travel	41,574
Meal	18,841
Advertising	5,000
Insurance	9,573
NYC Taxes	16,526
Other expenses	1,967
Total Expenses	222,938

Net Income	$ 400,032

The accompanying notes are an integral part of these financial statements.

HUNNICUTT & CO., LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2018

Cash Flows From Operations:

Net Income	$ 400,032

Adjustment to reconcile net income to net cash provided by operating activities:

Increase in other receivables	(7,327)
Increase in accounts payable and accrued expenses	10,543
Net Cash Provided By Operating Activities	403,248
Cash Flows From Investing Activities	-

Cash Flows From Financing Activities:

Member's contribution	28,037
Member Loans	21,963
Member's distributions and loans	(343,908)
Net Cash (Used) By Financial Activities:	(293,908)

Net Increase In Cash	109,341
Cash and cash equivalents at the beginning of the year	56,059
Cash and cash equivalents at the end of the year	$ 165,400

The accompanying notes are an integral part of these financial statements.

HUNNICUTT & CO., LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2018

	Total Member's Equity
Balance, January 1, 2018	$ 38,664
Member's distribution	(343,908)
Member's contribution	28,037
Net Income	400,032
Balance, December 31, 2018	$ 122,825

The accompanying notes are an integral part of these financial statements.

HUNNICUTT & CO., LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018

1. **ORGANIZATION AND NATURE OF BUSINESS**

   Hunnicutt & Co., LLC the ("Company") is a registered broker-dealer in securities transactions under the provision of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority Inc. (FINRA) and the Securities Investor Protection Corporation.

   The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i).

2. **SIGNIFICANT ACCOUNTING POLICIES**

   ACCRUAL BASIS OF ACCOUNTING

   The Company's financial statements are prepared using accrual method of accounting. The Company's year-end is December 31.

   INCOME TAXES

   The Company is a limited liability Company taxed as a partnership and the accompanying financial statement do not include any provision for federal or state income taxes. The Company is responsible for a local unincorporated business tax on income, which is calculated at the statutory rate. The Company determined that there are no uncertain tax positions that require financial statement recognition.

   USE OF ESTIMATES

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the report amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

   REVENUE RECOGNITION

   The Company records its fees as they are earned based on the services provided, or in the case of success fees, upon successful completion of the services of consummation of the related transaction.

HUNNICUTT & CO., LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018

3. **NET CAPITAL**

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15C3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to1. At December 31, 2018 the Company had net capital of $115,498 which was $110,498 in excess of the minimum capital requirement.

The Company does not have any possession of control of customer funds or securities and therefore, claims an exemption from Rule 15c3-3.

4. **LEASE**

The Company rents office space at 110 East 59th Street in New York City on a month-to-month is. The Company's rent expense for the year ending December 31, 2017 was $48,425.

5. **SIPC RECONCILIATION REQUIREMENT**

SEA Rule 17a-5(e) (4) requires a registered broker-dealer to file a supplemental report which include procedures related to broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 of less in gross revenue they are not required to file supplemental SIPC report. The Company has included in this report pursuant to SEA Rule 17a-5(e) (4) a supplemental report which includes procedures related to broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms since its gross revenue exceeded $500,000 in 2018.

6. **SUBSEQUENT EVENTS**

The Company has evaluated subsequent events through February 28, 2019, the date on which these financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustments to of disclosure in its financial statements.

7. **CONCENTRATIONS**

The Company maintains all of its cash in financial institutions, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash. During 2018, the Company received revenue from two major customers, resulting 100% of the Company's total revenue.

8. **RELATED PARTY TRANSACTIONS**

In conjunction with the Capital transaction for the 2018 year, the Company incurred a liability of $21,963 due to the sole member. This will be repaid as cash flow permits.

HUNNICUTT & CO., LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2018

NET CAPITAL:

Total member's equity	$ 122,825
Deductions and/or charges:	
Non-allowable assets:	(7,327)
Net capital before haircut on securities positions	115,498
Haircuts on securities positions	-
Undue concentration	-
Net Capital	115,498

AGGREGATE INDEBTEDNESS:

Items included in the statement of financial conditions:

Accounts payable, accrued expenses and capital additions as loans	$49,902

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required (6 2/3%) of aggregate indebtedness	$ 3,327
Minimum net capital required	$ 5,000
Excess net capital	$110,498
Net capital less greater of 10% of total AI or 120% of min. net capital	$109,498
Percentage of aggregate indebtedness to net capital is	43%

The above computation does not differ materially from the December 31, 2018 computation of net capital field electronically by the Company on FOCUS Form X-17A-5 Part IIA.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors. No statement is required as no subordinated liabilities existed at any time during the year.

See Independent Auditors' report.

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
9TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Hunnicutt & Co, LLC:

We have reviewed management's statements, included in the accompanying Hunnicutt & Co, LLC Assertions Report, in which (1) Hunnicutt & Co, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Hunnicutt & Co, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)(2)(i)) (the "exemption provisions") and (2) Hunnicutt & Co, LLC stated that Hunnicutt & Co, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Management of Hunnicutt & Co, LLC is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hunnicutt & Co, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities
Exchange Act of 1934.

Raines & Fischer LLP

New York, New York
February 28, 2019

HUNNICUTT & CO., LLC

110 Est 59th Street

32nd Floor

New York, N.Y. 10022

Tel 212-752-0200

www.hunnicutt.com

February 24, 2019

Assertion Regarding Exemption Provision

We, as members of management of Hunnicutt and Co., LLC ('the Company'), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker of dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions.

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provision of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exception Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2018 through December 31, 2018.

Hunnicutt & Co.,LLC

By: _William Hunnicutt_

Bill Hunnicutt, Member